SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

401 N. Tryon Street, 10th Floor

Charlotte, NC 28202

(704) 904-1450

with a copy to

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 533535100	13D	Page 2

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 533535100	13D	Page 3

1	NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 533535100	13D	Page 4

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 533535100	13D	Page 5

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on November 23, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”). Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $2,722,990. The source of these funds was working capital of the Fund.

Item 4. Purpose of Transaction.

On August 31, 2017, the Reporting Persons sent a letter to the Company and Universal Technical Institute, Inc., a copy of which is included in Exhibit 99.1 hereto and is incorporated herein by reference (the “Letter”).

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein and in the Letter, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 1,650,732 shares of Common Stock, which represents approximately 6.7% of the Company’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 24,719,055 shares of Common Stock reported by the Company as outstanding as of August 8, 2017 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2017.

The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund, and consequently the GP and Mr. Putnam may be deemed to have indirect beneficial ownership of such shares. The GP and Mr. Putnam disclaim such beneficial ownership.

CUSIP NO. 533535100	13D	Page 6

(c)       The transactions effected by each of the Reporting Persons in the Common Stock in the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

99.1	Letter, dated August 31, 2017, from TALANTA Investment Group, LLC to the Company and Universal Technical Institute, Inc. (filed herewith).

CUSIP NO. 533535100	13D	Page 7

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 7, 2017

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM

CUSIP NO. 533535100	13D	Page 8

Schedule A

Transactions by the Fund in the Common Stock in the last 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09/06/2017	30,218	2.69
09/05/2017	20,179	2.74
09/01/2017	10,000	2.84
08/31/2017	198	2.80
07/31/2017	940	3.05
07/27/2017	463	3.05
07/11/2017	(900)	3.50